AB 3/12 Public

* JO 3/8

[redacted]

13014060

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 07 2013
Washington DC
400

SEC FILE NUMBER
8- 52002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moss Adams Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Third Avenue, Suite 2800
(No. and Street)

Seattle (City) WA (State) 98104-4019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Fanken 206-302-6342
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hellam, Varon & Co, Inc. P.S.
(Name – *if individual, state last, first, middle name*)

1750 112th AVE NE, Suite E200, Bellevue, WA 98004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JP 3/14/13

OATH OR AFFIRMATION

I, Kristin Fahlen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moss Adams Capital LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-None-

MARY DENISE BANKS
COMMISSION EXPIRES
NOTARY
PUBLIC
09-07-14
STATE OF WASHINGTON

Kristin Fahlen
Signature

Chief Financial Officer
Title

Mary Denise Banks
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (cash flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Moss Adams Capital LLC

Statement of Financial Condition

December 31, 2012

and

Independent Auditor's Report

Hellam | Varon

CERTIFIED PUBLIC ACCOUNTANTS

mgi BUSINESS SOLUTIONS WORLDWIDE

INDEPENDENT AUDITOR'S REPORT

The Members
Moss Adams Capital LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Moss Adams Capital LLC (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Moss Adams Capital LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Hellam, Varon & Co. Inc. P.S.

Bellevue, Washington
February 26, 2013

Hellam, Varon & Co. Inc. P.S. *Certified Public Accountants* 1750 112th Avenue NE, Suite E200 Bellevue, WA 98004 Tel. 425.453.9192 Fax 425.453.2755

MOSS ADAMS CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

Cash	$	2,679,271
Accounts receivable, less allowance for doubtful accounts of $6,732		90,843
Unbilled receivables		59
Other advances		465,000
Property and equipment, less accumulated depreciation of $16,107		4,419
	$	3,239,592

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	58,246
Accrued liabilities		229,066
Other payables		1,186,138
		1,473,450
Members' equity		1,766,142
	$	3,239,592

The accompanying notes are an integral part of this financial statement.

MOSS ADAMS CAPITAL LLC

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS

Moss Adams Capital LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Limited Liability Company formed in Washington State. Moss Adams Capital LLC provides investment banking services to middle-market companies located in the Western United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – The Company places its cash with a high-credit-quality financial institution. At times, cash balances may be in excess of the FDIC insurance limit.

Credit risk – Credit risk is represented by unsecured trade accounts receivable. Bad debts are provided for using the allowance method based on historical experience and management's evaluation of outstanding accounts receivable at the end of each year.

Property and equipment – Property and equipment are carried at cost. Depreciation is provided using a method that approximates the straight-line method over estimated useful lives of five years.

Income taxes – The Company is not a taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statement. Income of the Company is taxed to the members in their respective returns. The Company is subject to a limited liability company fee in California.

Management evaluates its income tax positions on a regular basis and believes it has taken no significant uncertain tax positions that could result in additional taxes to the Company. The Company has not recognized any interest or penalties associated with uncertain tax positions. All income tax returns filed after 2008 remain subject to examination by governmental agencies.

MOSS ADAMS CAPITAL LLC

NOTES TO FINANCIAL STATEMENT
(Continued)

3. RELATED PARTY TRANSACTIONS

Moss Adams LLP (the majority member) owns 65% of the member equity interest in the Company. Three partners of the Company own the remaining 35%.

Other advances include $465,000 from the majority member at December 31, 2012. Other payables include $1,186,138 to the majority member at December 31, 2012. Certain Company expenses are paid by the majority member on its behalf, and these items are charged against an intercompany accounts payable account.

As the Company and majority member are under common control, the Company's financial position and operating results may be significantly different from those that would have been obtained had the entities been autonomous.

4. DISTRIBUTIONS

The Company intends to distribute its remaining 2012 net income to the members in 2013. These distributions will be made in amounts that maintain the Company's net capital requirements at all times.

5. COMMITMENTS, CONTINGENCIES OR GUARANTEES

Management is not aware of any commitments, contingencies or guarantees that might result in a loss or future obligation.

6. SUBSEQUENT EVENTS

In preparing this financial statement, management has evaluated events and transactions for potential recognition or disclosure through February 26, 2013, the date the financial statement was available for issue.